貝克·麥堅時律師事務所

[redacted]

08000687

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

January 30, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 9, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
FEB 15 2008
THOMSON FINANCIAL

Chun-Hui Lin / Mark Herz

Encl.

BAKER & McKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on January 9, 2008:

1. Overseas Regulatory Announcement – Preliminary Financial Data, released on January 30, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))
(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
PRELIMINARY FINANCIAL DATA

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company"), and Mr. Cao Peixi, the Chairman of the Company, Mr. Zhu Fangxin, the person in charge of the accounting affairs of the Company, Mr. Tao Yunpeng, the head of accounting department of the Company and all members of the Board of Directors (the "Board") confirmed the truthfulness, accuracy and completeness of the contents of this announcement and accepted responsibility for any untrue statement, misleading statement or material omission contained herein.

The 2007 financial data contained in this announcement has not been audited and there may be discrepancies between the financial data in this announcement and the audited financial statements. Investors are cautioned to pay attention to the risk of making any investment.

1. Major Accounting Data (RMB'0,000)

Major accounting data	2007	Major accounting data	2006
Operating revenue	2,049,246	Principal operating revenue	1,513,093
Operating profit	184,177	Principal operating profit	336,813
Total profit	184,778	Total profit	178,651
Net profit (attributable to parent company)	120,588	Net profit (attributable to parent company)	112,189

II. Major financial indicators

Major financial indicators	2007	Major financial indicators	2006
Basic earning per share (RMB/share)	0.200	Earnings per share (RMB/share)	0.186
Return on net assets (%)	8.45	Return on net assets (%)	8.39
Net assets per share (RMB/share)	2.37	Net assets per share (RMB/share)	2.22

(Note: the 2007 financial data contained in this announcement is abstracted from the consolidated financial statements under the new Accounting Standards for Business Enterprises of the PRC, which is not comparable with 2006 financial data.)

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Zhong Tonglin(Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
30 January, 2008

*For identification only

END